EXHIBIT (12)

NORTHWEST NATURAL GAS COMPANY

Computation of Ratio of Earnings to Fixed Charges

January 1, 1999 – June 30, 2004

(Thousands, except ratio of earnings to fixed charges)

(Unaudited)

	Year Ended December 31					12 Months Ended June 30, 2004	Six Months Ended June 30, 2004*	12 Months Ended March 31, 2004	Three Months Ended March 31, 2004*
	1999	2000	2001	2002	2003
Fixed Charges, as Defined:
Interest on Long-Term Debt	$27,728	$29,987	$30,224	$32,264	$33,258	$32,972	$16,901	$33,411	$8,450
Other Interest	2,778	3,628	3,772	1,620	2,048	1,996	818	1,914	477
Amortization of Debt Discount and Expense	699	735	768	799	696	704	381	697	186
Interest Portion of Rentals	1,707	1,628	1,572	1,578	1,622	2,598	1,804	1,568	367

Total Fixed Charges, as defined	$32,912	$35,978	$36,336	$36,261	$37,624	$38,270	$19,904	$37,590	$9,480

Earnings, as Defined:
Net Income	$45,296	$50,224	$50,187	$43,792	$45,983	$47,013	$31,896	$52,191	$32,612
Taxes on Income	24,591	26,829	27,553	23,444	23,340	24,354	17,904	27,372	18,632
Fixed Charges, as above	32,912	35,978	36,336	36,261	37,624	38,270	19,904	37,590	9,480

Total Earnings, as defined	$102,799	$113,031	$114,076	$103,497	$106,947	$109,637	$69,704	$117,153	$60,724

Ratio of Earnings to Fixed Charges	3.12	3.14	3.14	2.85	2.84	2.86	3.50	3.12	6.41

For the twelve months ended Dec. 31, 2003, March 31, 2004 and June 30, 2004, other interest includes dividends on redeemable preferred stock which have been reclassified as interest expense beginning July 1, 2003 upon adoption of SFAS No. 150.

*	A significant part of the business of the Company is of a seasonal nature; therefore, the ratio of earnings to fixed charges for the interim period is not necessarily indicative of the results for a full year.